Date of this Preliminary Offering Circular: February [ ], 2012

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
Amendment No. 1

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUNDRISE 1351 H STREET, LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

Fundrise Fund LLC
1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036
(202) 584-0550
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Fundrise Fund LLC
1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036
(202) 584-0550
Attn: Benjamin S. Miller
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6500 (Primary standard Industrial Classification Code Number)	45-3457135 (I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Fundrise Fund LLC (issuer's Parent owner, record owner, promoter & affiliate)	1519 Connecticut Avenue NW Suite 200 Washington DC 20036	N/A
Fundrise Fund Manager, LLC (issuer's Manager, record owner, promoter & affiliate)	1519 Connecticut Avenue NW Suite 200 Washington DC 20036	N/A
O'Melveny & Myers, LLP (issuer's counsel)	1625 Eye Street, NW Washington, DC 20006	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Fundrise 1351 H Street, LLC, (the "Company").

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: Maryland, Washington DC and Virginia.

The securities to be offered in connection with this proposed offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

Please refer to section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Units to Fundrise Fund LLC. Fundrise Fund LLC contributed $490,385 in capital in exchange for the Class A Membership Units it received.

(b) Fundrise Fund LLC, the owner of all of the Company's Class A Membership Units, sold unregistered securities within one year prior to the filing of this Form 1-A. Specifically, Fundrise Fund LLC sold 10 units of Class B Membership Units of Fundrise Fund LLC in a private offering that was exempt from registration pursuant to the exemption provided by Rule 506 under the Securities Act of 1933. To date, Fundrise Fund LLC has received a total of $612,500, with each unit sold for $50,000, except for one unit which was split into an increment that sold for $12,500. The following are the purchasers of the Class B Membership Units of Fundrise Fund LLC: Haniel Lynn, Noah Stein, Herbert Miller, Patrice Miller, Michael Douglass, Benjamin Miller, and Daniel Miller.

(c) The sales by Fundrise Fund LLC described above were made without registration under the Securities Act of 1933 in reliance on the exemption provided by Rule 506 under that Act. A Form D was filed with regard to this offering on September 23, 2011.

ITEM 6. Other Present or Proposed Offerings

Fundrise Fund LLC is currently offering Class B Membership Units of Fundrise Fund LLC without registration in reliance on the exemption provide by Rule 506. Neither the issuer nor any of its affiliates is contemplating any other offering of securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor or have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification.

Date of this Preliminary Offering Circular: February [ ], 2012

The information in this preliminary Offering Circular is not complete and may be changed. We and the selling members may not sell these securities until the Offering Circular filed with the Securities and Exchange Commission is qualified. This preliminary Offering Circular is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PART II
OFFERING CIRCULAR

Fundrise 1351 H Street, LLC

1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036
(202) 584-0550

Dated: February [ ], 2012

3,250 Class B Membership Units

This Offering Circular relates to the offering (the "Offering") of up to 3,250 Class B Membership Units (the "Units") in Fundrise 1351 H Street, LLC (the "Company", "we" or "us"). Each Unit will represent the right to .0087% of the distributions of Cash Flow of the Company. The Units will have no voting rights. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 3,250 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Manager (the "Offering Period"). See the section entitled "Distributions" for a discussion of the term "Cash Flow".

Fundrise Fund LLC (the "Manager") is the sole member of the Company and currently owns 5,000 Class A Membership Units. There currently are no other Class A Membership Units and no Class B Membership Units outstanding. If all 3,250 Units are purchased, they would represent 28.26% of all issued and outstanding membership interests, with the aggregate right to *pro-rata* share of any distributed Cash Flows.

This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will use their commercially reasonable best efforts in an attempt to sell the Units. Messrs. Miller will not receive any commission or any other remuneration for these sales. In offering the Units on our behalf, Messrs. Miller will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Units will be offered for sale at a fixed price of $100.00 per Unit. If all of the Units are purchased, the gross proceeds to us will be $325,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is no market for our Units, and under the terms of the Company's Second Amended and Restated Operating Agreement, dated February 20, 2012 and attached as Exhibit 3 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Manager.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 5 of this Offering Circular for a discussion of the following and other risks:

- The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property;
- The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;
- The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;

- Your investment is highly illiquid and the Company does not intend to provide any liquidity options;
- If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated; and
- The interest of the Manager, the principals and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price to the Public	**Commissions**	**Net Proceeds (25% of Units Sold)**	**Net Proceeds (50% of Units Sold)**	**Net Proceeds (75% of Units Sold)**	**Net Proceeds (100% of Units Sold)**
Per Unit	**$100**	**N/A**	**$100**	**$100**	**$100**	**$100**
Total (1)	$325,000	N/A	$81,250	$162,500	$243,750	$325,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $50,000.

Date of this Preliminary Offering Circular: February [ ], 2012

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE DISTRICT OF COLUMBIA, MARYLAND, AND VIRGINIA STATE SECURITIES REGULATORY BODIES, THE SECURITIES REGULATORY BODY IN THE DISTRICT OF COLUMBIA AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THESE SECURITIES ARE OFFERED FOR SALE IN THE DISTRICT OF COLUMBIA PURSUANT TO REGISTRATION WITH THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DEPARTMENT OF INSURANCE AND SECURITIES REGULATION PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE VIRGINIA STATE CORPORATION COMMISSION DOES NOT PASS UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR UPON THE MERITS OF THIS OFFERING AND THE COMMISSION EXPRESSES NO OPINION AS TO THE QUALITY OF THIS SECURITY.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE DIVISION OF SECURITIES OF THE DEPARTMENT OF LAW OF MARYLAND, BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF MARYLAND PURSUANT TO REGISTRATION WITH THE DIVISION OF SECURITIES OF THE DEPARTMENT OF LAW OF MARYLAND, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Preliminary Offering Circular: February [ ], 2012

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 44 pages.

Date of this Preliminary Offering Circular: February [ ], 2012

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Fundrise 1351 H Street, LLC, a Delaware limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Business

General

Fundrise 1351 H Street, LLC is a development stage company that was formed on September 12, 2011, as a Delaware limited liability company. Our executive offices are located at 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036, (202) 584-0550. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 1351 H Street, NE in Washington DC (the "Property"). We have a limited operating history and have generated limited revenue.

Our Manager, Fundrise Fund LLC, a Delaware limited liability company, owns all of our Class A Membership Units, giving it sole voting and management rights. Therefore, our Manager has control over the management of the Company and the management and development of the Property. Our Manager is controlled by Fundrise Fund Manager LLC, whose co-managers, Benjamin S. Miller and Daniel S. Miller together, control all of the Manager's voting and management rights.

The Property

The Property is located at 1351 H Street, NE, Washington DC in the H Street corridor's emerging entertainment zone, and consists of: (i) a two-story 2,900 square-foot masonry building, (ii) a 960 square-foot basement, (iii) a 600 square-foot patio, and (iv) a 920 square-foot garage. The Property is in total 5,380 gross square feet. The Property is currently vacant. The Property sits adjacent to Rock & Roll Hotel along the south side of 1300 block of H Street.

The Business Plan

The Company acquired the Property on October 4, 2011. Following this acquisition of the Property, the Company plans to renovate or redevelop the Property. In connection with the renovation or redevelopment of the Property, the Company plans to employ community-based input, otherwise known as "crowdsourcing," by allowing residents of the community in which the Property sits to provide their views on the ultimate use of the Property.

The Property is currently encumbered by a mortgage whereby a first-lien deed of trust secures a variable promissory note (the "Note") to Branch Banking & Trust Company ("BB&T") in the total potential principal amount of $861,000, of which $465,672 was drawn down since purchase and the remaining $395,328 will be used for the Property redevelopment. The Note is guaranteed by Benjamin S. Miller, Daniel S. Miller, and the Daniel S. Miller Trust. The Company plans to market the Property for lease using an online platform, called Popularise.com, which seeks input from the local community on the potential uses and tenants for the Property. Once the Property secures a lease, an affiliate of the Manager will lead a renovation of the building, including a new façade, the gutting of the two structures, and a buildout (such as sprinklers, electrical, plumbing, roofing, and carpentry).

We believe that a fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, while providing for long-term appreciation of the Property as H Street continues its growth. Management expects to lease the property for approximately $130,000 to $150,000 triple-net a year, which if achieved will offer Class B investors roughly 8% to 10%% forecast annual return on investment. In addition, Management expects long-term appreciation in the overall local real estate market due to the imminent completion of the first trolley line in Washington, DC and more than 1,000 residential units under construction or in planned unit development.

The Offering

Issuer	Fundrise 1351 H Street, LLC, a Delaware limited liability company.
Manager	Fundrise Fund LLC, a Delaware limited liability company.
Security Offered	Class B Membership Units. Each Unit will represent the right to 0.0087% of the distributions of Cash Flow of the Company (subject to dilution in the case of the issuance of more than 3,250 Class B Membership Units, or other interests).
Price per Unit	$100
Minimum Offering	None.
Maximum Offering	$325,000 (3,250 Units).
Minimum Investment	$100 (i.e., one Unit at $100 per Unit).
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of all 3,250 Units, (2) one year after the date of this Offering Circular, or (3) at such date prior to one year as may be determined by the Manager. The Offering may be terminated at our election at any time.
Investors	Those persons who purchase Units in accordance with the terms of this Offering. The Manager and/or one or more of its affiliates, including WestMill Capital Partners ("WestMill"), the development company wholly owned by Benjamin S. Miller and Daniel S. Miller. Messrs. Miller may participate in the Offering on the same terms as other Investors.
Interest Holders	Those persons who hold an interest in the Company as a member of the Company.
Manager Fee Schedule	Sale of the Property: 1% of the sales price of the Property Development of the Property: (A) $50,000 for the initial 12-month development of the Property, and (B) following the completion of the initial 12-month development period, 3.5% of total development costs spent on the Property thereafter; Leasing of the Property: 3% of base rent of initial term; 1% of base rent of renewal term Asset Management: 1% of the cash investment in the Property per year Refinancing: 1% of the amount of any refinancing of the Property.

Voting Rights Investors will have no rights to contribute to, direct or vote on the management of the Company's affairs, including whether or not the Company should dissolve.

Distributions All Cash Flow shall be distributed and applied by the Company in the following order of priority: (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a *pro-rata* and *pari passu* basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders in proportion to their adjusted capital balances, until their remaining adjusted capital balances have been paid in full; then (iv) to the Interest Holders on a *pari passu* basis in proportion to their percentage interests. See the "Distributions" section. **No assurances can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.**

Dilution Following this Offering, assuming all the Units are sold, the Class B Membership Units will equal 28.26% of all outstanding and issued membership interests of the Company and the Manager, as the sole Class A member shall hold a 71.74% percentage interest.

Use of Proceeds The net proceeds of this Offering will be used (i) to provide tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital. Expenses of the Offering are estimated to be approximately $50,000.

Transfer Restrictions The Operating Agreement restricts the transferability of the Units, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The Operating Agreement also provides for drag-along rights, which allows the Manager to sell all the interests in the Company including the individual interests of the Class B members. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.

Repurchase Rights The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Manager. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

Liquidity of Units There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors.

Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in Maryland, Washington DC and Virginia and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction that this Offering is not registered. This Offering is being conducted on a "best-efforts" basis, which means the co-managers of our Manager, Benjamin S. Miller and Daniel S. Miller, will attempt to sell the shares to prospective Investors without the use of an underwriter. We will not pay any commission or other remuneration to Messrs. Miller for these efforts. Messrs. Miller intend to utilize the Fundrise platform as part of their efforts in offering and selling the Units; however, Fundrise will not receive any commission or other remuneration for providing this service.

Summary Financial Information

Balance Sheet Data	**From inception September 12, 2011 to December 31, 2011 (audited)**
Cash	$56,558
Prepaid Expenses	$6,120
Deferred financing costs	$33,152
Construction in progress	$84,612
Fixed Assets (Land & Building)	$825,000
Total Assets	**$1,005,442**
Accounts payable	$33,107
Accrued interest payable	$1,693
Due to affiliates	$84,350
Long-term Liabilities - Loans	$465,672
Total Liabilities	**$584,822**
Total Member Equity	**$420,620**
Total Liability and Equity	**$1,005,442**

Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our Manager, Fundrise Fund LLC, at 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036. Our telephone number is (202) 584-0550 and our email address is support@fundrise.com.

RISK FACTORS

An investment in the Company carries risks, a number of which are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the Company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance of additional membership interests or securities convertible into membership interests. If we issue additional membership interests or convertible securities, our then-existing Interest Holders may face substantial dilution. In addition to diluting our then-existing Interest Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the Property. Equity interests in the subsidiaries of the Company planned to hold title to the Property may also be publicly or privately offered. Such offerings would have the effect of indirectly diluting members of the Company. Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable terms or at all. The only cash immediately available to us is the cash in our bank account.

The Company has no operating history, and the Manager has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Manager's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Manager, the principals and its other affiliates have not previously developed a project similar to the Property, although the principals and other affiliates of the Manager have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. No assurances can be given that the Company can operate profitably.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- changes in the general economic climate and market conditions, those applicable to Washington, DC, or those applicable to the H Street NE Corridor;
- changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;

- complications involving the renovation or redevelopment of the Property;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining assets after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Property is currently vacant and we may not be able to find a tenant.

The Property is currently vacant. The Company may not be able to find a tenant willing to rent the Property on commercially reasonable terms or at all. If the Company is unable to secure a tenant for the Property, the Company may have no Cash Flow, may require additional capital to maintain the Property, and may be forced to find a tenant. If the Company cannot find a suitable tenant, in a reasonable amount of time or at all, it may not receive any revenues at all and it may be forced to use its existing assets to cover the costs for property operating costs, debt service, insurance, and real estate taxes.

If the Company is able to lease the Property, the Company's revenues, if any, will likely be derived from one tenant, and the loss of that tenant could leave the Company without revenues if a suitable replacement is not found.

All of the Company's projected revenues will likely be derived from one tenant, which the Company anticipates will fund all property operating costs, insurance and real estate taxes. If such tenant were to elect not to extend any lease or were to otherwise abandon the lease and no suitable replacement could be found, the Company would have no Cash Flow, could require additional capital to maintain the Property, and could be forced to find a replacement tenant. If the Company were unable to find a suitable replacement tenant, in a reasonable amount of time or at all, its revenues could decrease or it could not receive any revenues at all and it could be forced to cover the costs for property operating costs, insurance and real estate taxes.

If the Company decides to renovate or redevelop the Property, it may be unsuccessful.

The Company plans to renovate or redevelop the Property. The Company may be unsuccessful in its renovation or redevelopment efforts due to a variety of factors, including mismanagement, the poor selection of third-party contractors, an inability to raise the necessary capital to complete the renovation or redevelopment, changes in zoning laws and increases in construction costs. If the renovation or redevelopment effort is delayed, suffers significant cost increases, does not prove as valuable as projected or cannot be completed, the Company may become unprofitable or be forced to dispose of the Property for a price that is less than the Company's then outstanding liabilities.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and property in the Washington, DC area, particularly within the H Street neighborhood where the Property is located and in surrounding areas. A lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Manager.

The Company may also face competition from properties owned or controlled by affiliates of the Manager. Currently, affiliates of the Manager own property located at 1207 H Street NE, which is current leased to AutoZone. If AutoZone were to vacate, it could result in affiliates of the Manager directly competing with the Property. Affiliates of the Manager may also acquire or lease other property in the same neighborhood as the Property.

The Company may be subject to the risks of leverage.

The Company has obtained a mortgage on all of the Property and is required to not exceed certain debt service coverage ratios and loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected, the Company may not have sufficient Cash Flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company will face a risk of forfeiture or foreclosure of its interest in the Property.

The Manager's liability will be limited.

Pursuant to the Operating Agreement, the Manager, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities or expenses (including reasonable legal fees, expenses and related charges and cost of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Manager, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Manager is requested to take or refrained from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes, or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms, if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenants or third-parties thereon or could force the Company to cease leasing the Property.

The Company may never make distributions.

Payment of distributions and the amounts thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Interest

Holders, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

You may be liable in certain circumstances for the repayment of distributions.

You are not personally liable for any debts or losses of the Company beyond the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. However, you may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Manager's net loss and lack of revenue.

Since its inception through December 31, 2011, our Manager has recorded a net loss and has had no revenue. Such losses have been due to expenses related to start-up costs incurred as the Manager grew its business and established the Company. There can be no assurance that the Manager will generate significant revenues or be profitable in the future. If the Manager is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of its Class A Membership Interests.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class B Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The shareholders lack of voting rights gives all control under the Operating Agreement to the Manager. The Manager's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

The Company does not maintain key man life insurance for the principals of the Manager.

The Company depends on the continued contributions of the principals of our Manager, Benjamin S. Miller and Daniel S. Miller, who handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on either of their lives and the loss of services of either of these individuals could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

RISKS RELATED TO THE OFFERING

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment.

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options.

There is no public market for the Units, the Company does not expect such a market to develop in the future, and the Company does not intend to offer any additional liquidity options to investors. Additionally, the Operating Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and requires an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

The Company may exercise its right of repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. If the Company exercises this right, then you will no longer be Members of the Company. While the Company will be entitled to exercise this right of repurchase, it has not made any determination to exercise this right of repurchase as of the date hereof, and does not intend to exercise the right of repurchase for so long as the Company remains a going concern.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Manager and their affiliates.

Benjamin S. Miller and Daniel S. Miller are principals in the Manager which provides asset management and other services to and will receive fees from the Company. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Manager and their affiliates will try to balance the Company's interest with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Interest Holders and the value of the Securities.

The interest of the Manager, the principals and its other affiliates may conflict with your interests.

The Operating Agreement provides the Manager with broad powers and authority which could result in one or more conflicts of interest between your interests and those of the Manager, the principals and its other affiliates. This risk is increased by the Manager being controlled by Daniel S. Miller and Benjamin S. Miller, brothers who anticipate participating directly or indirectly in the Offering and may own a substantial percentage of the Class B Membership Units upon completion of the Offering. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, the principals and/or its other affiliates may acquire and operate other real estate projects for their own respective accounts, whether or not competitive with the Property;
- the Manager, the principals and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, return, fees or compensation from any other business owned and operated by the Manager, the principals and its other affiliates for their own benefit;
- the Company may engage the Manager or affiliates of the manager to perform services;
- the Manager, the principals and its other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and
- the Company, the Manager, and the prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of the Operating Agreement or the Subscription Agreement, or this Offering.

Certain affiliates of the Company may, from time to time, loan the Company funds to pay third-party costs of the Property and some or all of the proceeds of the Offering or distributions could be used to repay such loans with interest.

In the event that Cash Flow from the property is insufficient to pay third-party costs, such as accounting fees, real estate taxes, and/or debt service, the Manager, Benjamin S. Miller, Daniel S. Miller and/or one or more of their affiliates may loan the Company the funds necessary to pay such shortfalls on commercially reasonable terms. Proceeds of the Offering or future distributions may be used in whole or in part to repay any such loans, with interest.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware are set forth below. The effect of certain tax consequences on an Interest Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the State of Delaware. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Because the partnership will be doing business in the District of Columbia, it may have to file a tax return in and be subject to the payment of income tax in the District of Columbia pursuant to the DC unincorporated business franchise tax. Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Interest Holders or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Interest Holders' personal tax returns, and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change in the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Interest Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Interest Holders may have possible Federal income tax liability in excess of cash distributions.

The Manager believes that there is a reasonable basis to assume that the Company will be treated as a partnership for federal income tax purposes and will not be subject to federal income tax. Each Interest Holder will be taxed on the Interest Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Interest Holders. An Interest Holder's allocable share of the Company's cash distribution is subject to federal income taxation only to the extent the amount of such distribution exceeds the Interest Holder's tax basis in the Interest Holder's interest at the time of the distribution. Additionally, distributions, which exceed the amount for which an Interest Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that an Interest Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on an Interest Holder's allocable share of the Company's taxable income may exceed distributions to such Interest Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publicly that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of an Interest Holder by decreasing the allowable deduction attributed to each Interest Holder for the year in question.

Tax auditing procedures will be under control of the manager.

Any audit of items of income, gain, loss or credits of a Company will be administered at the partnership level. The decisions made by the Manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Interest Holders.

Changes in Federal income tax laws and policies may adversely affect Interest Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Interest Holders.

Risks related to tax shelter - imposition of accuracy-related penalty on underpayments (Code Section 6662).

An Interest Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Interest Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or a personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (25%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Manager believes that that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Interest Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income tax return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the Internal Revenue Service.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A - Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A - Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same type of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other taxpayers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL

REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON THE ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds", contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this preliminary Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the State of Delaware that owns and manages the fee simple real estate located at 1351 H Street, NE, Washington DC 20002 (the "Property"). The primary purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property, which consists of (i) a two-story 2,900 square-foot masonry building, (ii) a 960 square-foot basement, (iii) a 600 square-foot patio, and (iv) a 920 square-foot garage. The Property is in total 5,380 gross square feet. The Property is currently vacant. The Property lots numbered One Hundred Forty-seven (147) and One Hundred Forty-eight (148) in Square Ten Hundred Twenty-seven (1027) in the subdivision made by Ruby H. Hall, as per plat recorded in the Office of the Surveyor for the District of Columbia in Liber 64 at folio 95.

Key Property Strengths

- Located on the active 1300 block of H Street, next door to Rock & Roll Hotel
- Property and outdoor patio are well-suited for a restaurant or entertainment venue
- Trolley line on H Street under-construction and scheduled to open in 2013
- Growing local real estate market of H Street NE

Key Financial Projections

- 4% to 5% projected annual yield/dividend upon tenant rent commencement
- 8% to 10% projected annual return on investment plus potential underlying real estate appreciation

Upon acquiring the Property, WestMill began working with an experienced architect and design team to create a prime retail space. The Property is well-positioned for renovation, with an adaptable façade and a deeper-than-usual lot, which can be turned into outdoor patio space.

The size and shape of the building make it suitable for a restaurant space. We estimate that it will take nine months to design, permit, and build-out the space, and that at least $450,000 in renovations (both hard and soft costs) will be necessary for renovation construction and leasing. The Company plans to market the Property for lease using an online platform, called Popularise.com, which seeks input from the local community on the potential uses and tenants for the Property. Once the Property secures a lease, an affiliate of the Manager will lead a renovation of the building, including a new façade, gutting the structures, and build-out (such as sprinklers, electrical, plumbing, roofing, and carpentry).

The Manager is currently in talks with several of the city's small businesses who are actively seeking space on H Street NE. Newly built-out retail/restaurant space on H Street leases for approximately $30 to $40 per square foot (see comparable asking rents in table below). Once the lease has been signed and expects to the property has been stabilized, the Company will recapitalize the in-place financing with long-term financing and return a healthy 5% current yield, while additionally benefiting from monthly loan principal pay-down and an estimated 3% annual rent increases embedded in typical retail leases. From Management's experience, 3% annual rent increases is typical in the retail real estate industry, and this expected increase is meant to take into account inflation which has averaged approximately 3% over the last 50 years. Management also expects appreciation in the H Street NE real estate market.

The following comparable net "asking" rents in Washington, DC, as of December 15th, 2011, are for currently vacant buildings in similar condition that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1380 H Street NE	4,000	Retail/Restaurant	120	$30
818 H Street NE	2,000	Retail/Restaurant	90	$28
510 H Street NE	2,400	Retail/Restaurant	N/A	$35

Source: Loopnet.com

The Property is 5,380 gross square feet. Management has assumed an annual net lease payment of $150,000 per year, which is equivalent to $27.88 per square foot ($150,000 divided by 5,380 square feet). The ultimate use of the Property is not currently expected to impact the rate charged. Assuming an annual net lease payment of $150,000 per year, and deducting approximately $20,000 in annual accounting costs and asset management fees, the forecasted annual return on investment is $96,840 (see table below).

FORECAST ANNUAL RETURN ON INVESTMENT

Dividend / Free Cash Flow	$52,706
Lease Rental Increases*	$21,958
Debt Principal Pay-down	$22,176
Forecast Annual Return	$96,840

****3% annual rent increases averaged over the 10-year lease term.***

The following calculations were used to arrive at the forecasted dividend/free cash flow.

			Notes
Annual Net Lease Payments	$	150,000	Base net rent
Asset Management Fee	$	8,153	1% of invested capital (1% of $815,835)
Third Party Costs	$	11,000	Estimated annual accounting and auditing costs
	$	130,847	
Debt Service	$	78,141	6.5% interest rate on $861,000 and 20-year amortization

Free Cash Flow	$	52,706

Management's forecasts a $96,840 annual return on investment based on the following:

- Free cash flow dividend of $52,706 yielded from a rent assumption of $27.88 per square foot ($150,000 per year), as described in the rent comparisons and calculations above;
- 3% annual rent increase, which is standard in retail leasing from Management's experience, calculated as the base net rent multiplied by 103% each year, which is cumulatively equal to $219,582 over the 10-year lease plan (i.e., $21,958 average per year); and
- Annual debt principal pay-down, based on a 20-year amortization, increasing from $22,176 in debt pay-down in year 1 to $39,087 in year 10.

In addition to the direct income from a lease, Management anticipates the real estate property to appreciate. Historically, real estate has increased in value due to inflation and growth in the local neighborhood. With the public investment of Washington, DC's first trolley line and the construction of new residential on H Street, Management is optimistic about the appreciation in the H Street sub-market.

While the H Street corridor is popular with nightlife and other themed drinking establishments, the Manager believes it is underserved for other uses, such as retail or full-service restaurants. Management believes the neighborhood is poised to experience a growth in new residents due to the imminent completion of the trolley and more than 1,000 residential units under construction or in planned unit development. As a result of this expected residential growth, the demand for restaurants and retail should increase.

The Property is currently encumbered by a mortgage whereby a first lien deed of trust secures a variable promissory note (the "Note") to Branch Banking & Trust Company ("BB&T") in the total potential principal amount of $861,000, of which $465,672 was drawn down since purchase and the remaining $395,328 will be used for the Property redevelopment. The Note is guaranteed by Benjamin S. Miller, Daniel S. Miller, and the Daniel S. Miller Trust. The loan is a variable rate loan from November 1, 2011 to April 1, 2013 at which time the Company must begin to make payments to loan principal at a 20-year amortization rate and 6.50% interest rate. The variable loan rate is determined based on the sum of adding One Month LIBOR plus 3.25%; provided, however, that the total interest rate shall never be less than 4.75% per annum.

The entire outstanding Note is due and payable on September 30, 2016. There are no extension provisions included in the Note. Beginning with the period commencing May 1, 2013, the Property shall support at all times a Debt Service Coverage Ratio ("DSCR") for the Property of not less than 1.20:1.00. The DSCR is calculated by dividing the Net Operating Income from the Property over a 12-month period by the Total Annual Debt Service. "Net Operating Income" means the excess of Operating Revenue over Operating Expenses, with "Operating Expenses" equaling the operating, maintenance, and other costs and expenses resulting from the operation of the Property. "Total Annual Debt Service" means the required aggregate debt service payments including principal and interest under the loan using a 20-year amortization period and a 6.5% interest rate, equaling $78,141 per year. If at any time the Property is not leased and occupied with a tenant paying rent or does not have an Acceptable DSCR, the Company shall have the option to post cash collateral equal to the amount of principal and interest due under the Note for the one year period.

The Company conducted a series of customary environmental tests and studies on the site prior to acquiring it in July and August 2011. Phase I and Phase II studies were performed on the site, including historical uses of the property and a series of boring underground. Based on the preliminary reports, the DC Soil Quality Standards were not exceeded at any boring location. No elevated soil gas contaminant concentrations were identified at the subject property.

The Company believes that while the Washington, DC retail real estate market has been strong over the last five years, there exists a gap for local operators in emerging markets, mainly due to a lack of traditional financing. The

Company believes that these inefficiencies in the market provide opportunities for well-capitalized and creative Investors with an understanding of local real estate.

A fully leased and renovated Property offers an opportunity for current Cash Flow over the mid-term, while providing for long-term appreciation of the Property as H Street continues its emergent growth as one of the most rapidly transforming neighborhoods in Washington, DC.

Market Context

The Property is one of the remaining un-renovated parcels along the entertainment strip on the south side of H Street NE, between 13th and 14th Streets. H Street NE is a half-mile commercial district that is home to over 100 retail shops, a vibrant collection of new restaurants, clubs, coffee houses and diverse dining opportunities catering to DC's young professionals and long-term residents. H Street NE is a transforming new entertainment district in Washington, DC. In the last 5 years, more than 35 new restaurants have recently opened or are presently under construction.

H Street, NE is also an integral part of the Great Streets Initiative, an economic development project led by the District of Columbia to transform up-and-coming corridors into thriving neighborhood commercial districts. Over $65 million in new streetlights, curbs and sidewalks, trees and landscaping have been, and will be, invested in the H Street, NE corridor. The fruits of this investment are being realized today with the planning and construction of more than 1,000 residential units, building renovations, and storefront improvements that are breathing energy and excitement into this neighborhood bordered by Capitol Hill, Stanton Park and Downtown.

The H Street corridor will be the first streetcar line in the District's ambitious 37-mile, $1.5 billion streetcar network. Despite the political uncertainties surrounding the construction of the entire network, the H Street NE line is already under construction. The District Department of Transportation estimates the line will be completed in 2013.

Once completed, the streetcar line will run from near Union Station, a Metro and commuter train hub, along H Street NE to Benning Road and stop before the Anacostia River. The H Street Corridor will benefit from improved public transportation and the unique attraction of having the only trolley in the city.

Property Background

In 2003, the City of Washington adopted a plan for the revival of the corridor anchored by the Atlas Theater – a 1930s-style movie theater that had stood vacant since the 1968 riots. The refurbished, historic landmark now includes more than 59,000 square feet: four theatres, three dance studios, offices, dressing rooms, lobbies, cafe, and production and rehearsal space. As part of the renovation, the City's economic development plans embraced the creation of an arts and entertainment zone as a method of social and economic revitalization.

The Manager

Fundrise Fund Manager, LLC is the Company's Manager. The Manager is located 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036 and has telephone number (202) 584-0550. The members and managers of the Manager are Benjamin S. Miller and Daniel S. Miller.

The Manager is a development stage company that was formed on June 13, 2011, as a Delaware limited liability company. The sole purpose of the Manager is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located in Washington DC. The Manager has evaluated a number of potential properties for acquisition in Washington, DC and to date lead the successful acquisition of 1351 H Street, NE. Otherwise, it has a limited operating history and has generated limited revenue.

The Manager's current fee schedule is as follows:

- Sale of the Property: 1% of the sales price of the Property;

- Development of the Property: (A) $50,000 for the initial 12-month development of the Property, and (B) following the completion of the initial 12-month development period, 3.5% of total development costs spent on the Property thereafter;

- Leasing of the Property: 3% of base rent of initial term; 1% of base rent of renewal term;

- Asset Management: 1% of the cash investment in the Property per year; and

- Refinancing: 1% of the amount of any refinancing of the Property.

"Initial 12-month development" means the first 12 months of redevelopment of 1351 H Street NE from a vacant building into a fully leased, cash-flowing property. In subsequent years, the Manager may engage in additional development of the property, for example, such additional development may include the installation of a roof deck or even the complete teardown and construction of a new, ground-up building. The $50,000 fee for the initial 12-month development provides the Manager a minimum fee for the initial transformation of the property only. In later years, there is no minimum development fee and such fee will derive only from the size of the overall development project.

WestMill will receive a 1% asset management fee. In addition, WestMill may perform other services outside the scope of the fee schedule set forth above, for which WestMill would receive fees at the prevailing market rate. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis.

The Manager is an affiliate of WestMill, a value-oriented real estate investment platform specializing in financing, development, leasing, and operations of retail and mixed-use Property in the greater Mid-Atlantic region. Leveraging the long history of its family business, Western Development Corporation—a premier mixed-use, retail development company in Washington, DC—WestMill focuses on acquiring and reinventing properties with untapped development potential. The Company has engaged WestMill for ongoing asset management. WestMill may receive fees at the prevailing market rate.

The Company has no employees and does not plan to hire any employees in the next twelve months.

Management of Property

The Property is currently vacant and the Company currently has no source of revenue. After acquiring the Property, the Company plans to either renovate or redevelop the Property. Following renovation or redevelopment, the Company's sole source of revenue is expected to come from a single tenant occupying the Property.

Management believes the following scenario is most likely for the Property:

Renovation and Lease: The Property could be renovated into a retail or restaurant venue. The size and shape of the building already fit the potential use with an estimated $350,000 to $500,000 of improvements necessary to convert the building. Recent comparable net rents are $30 to $40 per square foot annually.

The following table provides comparable net "asking" rents in Washington, DC, as of December 15, 2011. The examples in the table are currently vacant buildings in similar condition to the Property that are on the market and available for rent:

Location	Rentable SF	Proposed Use	Days on Market	Rent per SF
1380 H Street NE	4,000	Retail/Restaurant	120	$30
818 H Street NE	2,000	Retail/Restaurant	90	$28
510 H Street NE	2,400	Retail/Restaurant	N/A	$35

Source: Loopnet.com

The Company is located at 1351 H Street, NE, specifically within the District of Columbia's designated entertainment area for the H Street NE corridor. According to the District of Columbia's Office of Zoning:

> "The H Street Northeast Neighborhood Commercial Overlay District (HS) was established to provide use (commercial and residential), density, design, and planned unit development requirements for lots fronting on H Street, N.E. from 2nd Street to 15th Street, N.E. The overlay is broken up into geographical sub-districts. The purposes of the HS Overlay are to... encourage the clustering of uses into unique destination districts, specifically a housing district from 2nd Street to 7th Street, a neighborhood-serving retail shopping district from 7th Street to 12th Street, and an arts and entertainment district from 12th Street to 15th Street." (Source: District of Columbia's Office of Zoning at http://dcoz.dc.gov/info/overlay.shtm)

Within the arts and entertainment district there are a number of small buildings of 1,000 to 5,000 square feet competing for commercial tenants, such as restaurants, bars, retailers, and community services. These buildings provide unique storefronts and may be able to lease at a lower rates per square foot due to existing building conditions and acquisitions prices below replacement costs. On the other hand, many of these buildings are already leased to successful restaurants and bars, offering competition for neighborhood traffic and dining.

The closest major competitor along the H Street NE Corridor is 1348 H Street, NE, a 4,705–square-foot building located on the northern side of H Street, NE between 13th and 14th Street. While this property and others could potentially compete for tenants and financing if the Company redevelops 1351 H Street, management views these developments as a benefit, bringing new residents, improved streetscape and street vitality, and overall urban renewal to the neighborhood.

Regulation

The Company's business practices and the Property are regulated by numerous federal, state and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws
The Class B Membership Units offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"), and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class B Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this offering. The offering and proposed sale of Class B Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held

responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of the redevelopment. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations
The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property are also be subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property are re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $325,000, or such higher amount as may be accepted by the Company. The Company expects net proceeds after offering expenses of approximately $275,000. Expenses of the Offering are estimated to be approximately $50,000. Net proceeds generated from this Offering will be used (i) to provide tenant allowance (ii) to create a contingency fund for renovation and interest reserve for the Property, and/or (iii) for working capital.

All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank, BB&T. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4). The Company may return any funds it receives if it decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of a subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution in excess of $325,000. If the Offering is over-subscribed, no additional funds over $325,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $325,000 is raised, or, if an amount less than $325,000 is raised, upon the earlier of (1) one year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Manager (the "Offering Period").

As illustrated in the table below, net proceeds of this Offering will be used to establish a development reserve for the Company in anticipation of future development of the Property. The development reserve will consist of monies that are placed in a reserve account at a major bank.

Use of Proceeds of this Offering:

	If Maximum Sold Amount	**Order of Priority If The Maximum is Raised**	**Order of Priority If Less Than Maximum is Raised**	**As a % of the Total Offering**
	%	**(1 being the highest; 6 being the lowest)**	**(1 being the highest; 6 being the lowest)**	
Total Proceeds:	$			100%
Less Offering Expenses:	10%			
Legal & Accounting[(1)]	$45,000	2	2	13.8%
Blue Sky Fees[(1)]	$5,000	1	1	1.5%
Net Proceeds from Offering:	$275,000			
Use of Net Proceeds:				
Tenant allowance	$75,000	3	3	23.1%
Contingency fund renovation and debt service reserve	$185,000	4	4	56.9%
Legal Fees and other Working Capital for the Property	$15,000	5	5	4.6%
Total Use of Net Proceeds:	$275,000 100%			84.6%

(1) The numbers reflected in this item are estimates.

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Manager and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Manager represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original offering price.

DILUTION

Our net tangible book value as of December 31, 2011 was approximately $420,620. Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the net tangible book value per percentage interest immediately after this Offering.

After giving effect to the sale of 325,000 Units (representing 28.26% of the membership interests outstanding) in this Offering at the offering price of $100 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2011 would have been approximately $870,620, or $60.49 per membership interest. This represents an immediate increase in net tangible book value of 78,412 to the Class A member (or approximately $9.50 per Class A Membership Unit) and immediate decrease in net tangible book value of approximately $128,411 to new Investors purchasing Units in the Offering (or approximately $39.51 per Unit).

The above discussion and calculations are based on a Class A Membership Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular and Class A Membership Units and Class B Membership Units, respectively, representing 71.74% and 28.26% of the issued and outstanding membership interests of the Company following the Offering. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to Interest Holders.

CAPITALIZATION

The following table reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings.

The historical data in the table is derived from and should be read in conjunction with our financial statements for the period from our inception until October 31, 2011, included in this Offering Circular. You should also read this table in conjunction with the "Use of Proceeds" section and the section entitled "Management Discussion & Analysis of Results of Operation."

Debt:	
Accounts payable and accrued expenses	$ 33,107
Due to affiliates	84,350
Note payable	465,672
Accrued interest payable	1,693
Member equity:	
All Membership Units	$420,620
Total Capitalization:	$1,005,442

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 3 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the sections entitled "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities, including, without limitation, the replenishment or creation of additional cash reserves. Due to the inherent risk of real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

The term "Cash Flow", as defined in the Company's Operating Agreement attached as Exhibit 3, means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses, including fees due to the Manager, and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question, including fees due to the Manager, or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

All Cash Flow will be distributed and applied by the Company in the following order of priority (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a *pro-rata* and *pari passu* basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders in proportion to their adjusted capital balances, until their remaining adjusted capital balances have been paid in full; then (iv) to the Interest Holders on a *pari passu* basis in proportion to their percentage interests.

Recoupment of Member Loans
If any member, including an Investor, had provided funds to the Company on behalf of another member pursuant to a capital call by the Manager, then such loan shall bear interest at 15% per annum. We intend to make cash distributions to the lending member(s) from Cash Flow distributable to the non-contributing member(s). Such distributions are to be made only after the payment of the Company's debts and liabilities and each member's Preferred Return.

Recoupment of Investments
After the payment of debts and liabilities, the Preferred Return and principal and interest of member loans, we intend to make cash distributions to all Interest Holders until their total investments shall have been fully repaid. Distributions will be made *pro-rata* based on an Interest Holder's percentage.

Distribution of Profits
Following the Offering, and subject to possible dilution, Class B members in aggregate will be entitled to pro-rata share of all distributions of Cash Flow if any such distributions are available after the payment of debts and liabilities, principal and interest of member loans and adjusted capital balances are distributed.

Distributions of Cash Flow, if any, for each class of the Company's membership interests following this Offering, assuming that all 5,000 Units are sold.

Member	Class of Membership Interest	% of Distribution of Cash Flow Before Offering	% of Distribution of Cash Flow After Offering
Fundrise Fund LLC	A	100	71.74*
Purchasers in this Offering	B	0	28.26*

**Subject to possible dilution*

Dissolution or Liquidation Distribution
If the Company is dissolved or liquidated, the assets of the Company shall be distributed to the Interest Holders using the same method for distributions of Cash Flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with (i) our financial statements and (ii) the section entitled "Description of the Company's Business", included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

We own and manage the Property. The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. We recently acquired the

Property for a total purchase price of $825,000, with additional settlement costs of $75,000 and estimated redevelopment costs of $450,000. The beneficial owner of our Class A Membership Units, and Manager of the Company, is the Fundrise Fund LLC. Since inception, the Fundrise Fund LLC has made capital contributions to the Company of $490,385 (the "Initial Capital Contributions") in exchange for the Class A membership units it received. The Company used a portion of the Initial Capital Contributions and will use the remaining proceeds of a senior secured loan from BB&T of $861,000 to redevelop the Property. The loan is personally guaranteed by Benjamin S. Miller, Daniel S. Miller, and the Daniel S. Miller Trust.

Benjamin S. Miller and Daniel S. Miller also co-manage the Manager of Fundrise Fund LLC, Fundrise Fund Manager LLC, as well as Fundrise LLC, Popularise LLC, and WestMill Capital Partners LLC. Through entities that they control, Benjamin and Daniel Miller intend to enter into related party agreements in the future where significant conflicts of interest may exist. The interests of our Manager, Fundrise Fund LLC, and its co-managers could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. Our Manager's co-managers may earn income from related party transactions while our Investors may lose their entire investment. See "Risks Related to Certain Conflicts of Interest."

Plan of Operation

We are a startup, development stage Company that has had no revenues since it acquired the Property. The Company plans to enter into a lease with a tenant (the "Tenant") after seeking input from the local community. The Note expires on September 30, 2016. There are no assurances that BB&T will extend the loan or that another lender will provide a new loan. Under the circumstances that the Tenant ceases paying rent the Property, the Company has approximately three-months to find a replacement tenant(s). If a loan from BB&T is not available, the Company could raise the additional capital in a follow-on offering or borrow the necessary funds from another party, such as from management or the Company's members.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting capital contributions from Fundrise Fund LLC. This money was utilized for certain start-up costs and ongoing operating capital.

As of December 31, 2011, we had Total Assets of $1,005,442 and Total liabilities of $584,822. Also on this date, we had $56,558 in Cash. As of the date of this Offering Circular, the current funds available to the Company will not be sufficient to fund the expenses related to this Offering, but, our Class A member will make capital contributions required to fund the offering expenses if no other proceeds are obtained by the Company. However, there is no contract or written agreement in place for such funds with our Class A member or its beneficial owners. Pursuant to the Section titled "Use of Proceeds", if the Company is unable to raise enough funds to cover expenses related to this Offering, it will not be able to establish a development contingency reserve for the Company in anticipation of future development of the Property, pay certain legal fees in connection with the ongoing filings for the Property.

Currently, Fundrise Fund LLC serves as the asset manager of the Property and charges the Company a fee of 1% of invested capital for such services. Over the next 12 months, the Manager may demand regular reimbursement of certain expenses related to the asset management services, such as for third-party accounting and audits, which might be in excess of $11,000 annually.

Financings

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, our then-existing members may face substantial dilution. In addition to diluting our then-existing members, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Property.

Currently, we do not have any arrangements for any financing for the sale of membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us is the cash in our bank account.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt. While our Note has a variable interest rate, at property stabilization the Company will fix the interest rate for approximately 42 months thereafter.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

Benjamin S. Miller and Daniel S. Miller are beneficial owners of all of the membership interests of our Manager, Fundrise Fund LLC, and are its co-managers. As co-managers, they are to make all decisions with regard to the operation of our Manager. See the "The Manager," which appears in the section entitled "Description of the Company's Business". Benjamin S. Miller and Daniel S. Miller are brothers.

Biographies

Benjamin S. Miller, member and co-manager of Fundrise Fund Manager, LLC since its inception in 2011 and, since 2010, is Managing Partner of WestMill Capital Partners, a real estate development company focused in the Mid-Atlantic. In December 2011, Ben started and manages Popularise LLC, a real estate crowdsourcing website. Prior to WestMill Capital, Ben was President of Western Development Corporation from 2007 to 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use development companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1,500,000 square feet of property, including more than $300,000,000 of real estate acquisition and financing.

In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market. Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Daniel S. Miller, member and co-manager of Fundrise Fund Manager LLC since its inception in 2011 and was the founding partner of WestMill Capital Partners, a real estate development company focused in the Mid-Atlantic, and Managing Partner since 2010. In December 2011, Daniel started Popularise LLC, a real estate crowdsourcing website. Previously, Daniel worked as an Analyst for Credit Suisse's Real Estate Private Fund Group, assisting in the fundraising of a $1 billion China-only real estate fund, during the summer of 2008. Daniel was Assistant Project Manager for Western Development Corporation during the summer of 2005, working on the acquisition and redevelopment plan of Towson Commons, a 250,000 square foot Class A office and retail complex in Towson, Maryland. Daniel has an MBA and a Bachelor of Science from the University of Pennsylvania's Wharton School of Business.

Neither the Company nor Fundrise Fund Manager, LLC have key man life insurance policies on any of the above principals or key personnel.

Although the principals and other affiliates of the Manager have experience in acquiring, developing, repositioning, operating and selling various real estate property, the principals and its other affiliates have not previously developed a project similar to the Property. No assurances can be given that the Company can operate profitably.

There has never been a petition under the Bankruptcy Act or any State insolvency law filed by or against the Company, Fundrise 1351 H Street, LLC or their principals or other key personnel. Additionally, there has never been a receiver, fiscal agent or similar officer appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Executive Compensation

Benjamin S. Miller and Daniel S. Miller control our Manager, and any compensation paid to them for providing services will be paid by the Manager out of any compensation paid to the Manager.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Currently, the Company's Class A member owns 100% of the issued and outstanding membership interests of the Company as there are no issued and outstanding Class B. Following this Offering, assuming all the Units are sold, the aggregate percentage of all membership interests to be held by Class B members *pro-rata* will be 28.26%.

The following table sets forth certain information regarding beneficial ownership 10% or more of all equity securities of the Company as of December 2, 2011 and after this Offering if the Maximum Offering is sold:

			Before Offering		**After Offering**	
Member	**Class of Member Interest**	**Average Price Per Member Interest or Unit**	**% of Class of Member Interests**	**% of All Member Interests**	**% of Class of Member Interests**	**% of All Member Interests**
Fundrise Fund LLC	A(1)	$50,000	100	100	100	71.74(3)
Purchasers of this Offering	B(2)	$100	0	0	100	28.26(3)

(1) Securities with voting rights.
(2) Securities with no voting rights.
(3) Subject to potential dilution if additional equity interests are issued.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Manager, Benjamin S. Miller and Daniel S. Miller have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Manager has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law.

Relationship of the Managers of Our Manager

Fundrise Fund LLC is the Manager of the Company and the owner of the Class A Member. Fundrise Fund Manager LLC is the Manager of the Fundrise Fund and therefore also the effective manager of the Company.

The co-managers of Fundrise Fund Manager LLC, Benjamin S. Miller and Daniel S. Miller, are brothers. Each is beneficial owner of 50% of Fundrise Fund Manager. As a result, Benjamin Miller and Daniel Miller have the exclusive right to run the day-to-day and other affairs of the Manager and to act as agent for and on behalf of the Manager. As the members of Fundrise Fund Manager, Benjamin and Daniel Miller unanimously appointed themselves co-managers of the Company. The Manager receives fees from the Company as described in this Offering Circular.

Benjamin S. Miller and Daniel S. Miller also each own 50% of WestMill. The Company has engaged WestMill for ongoing asset management. WestMill currently receives a fee of 1% of invested capital.

Benjamin S. Miller and Daniel S. Miller also each own 50% of Fundrise, LLC ("Fundrise"). The Company has engaged Fundrise as its online platform, including for offerings. Fundrise may receive commercially reasonable fees in connection with offerings.

The business is highly dependent on the services of Benjamin S. Miller and Daniel S. Miller.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The website is owned and operated by Fundrise, LLC. In exchange for providing the portal and information management tool, Fundrise or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission.

Manager as Member

Our Manager, Fundrise Fund LLC, owns 100% of the Company's Class A Membership Units. The Manager, as the sole holder of the Class A Membership Units, also possesses sole voting and management power over the Company. See the section entitled "Distributions."

The Manager and/or one or more of its affiliates, including WestMill, Benjamin S. Miller and/or Daniel S. Miller may participate in the Offering on the same terms as other Investors.

Lack of Separate Representation

The Company, Fundrise Fund, and the Fundrise Fund Manager are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Manager and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations as Class B members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 2. See the "Principal Members" section for a detailed analysis of the Company's membership structure before and after this Offering and on a fully-diluted basis subsequent to this Offering.

Class B members have no rights to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class B Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of Delaware and the entire Operating Agreement, which is attached as Exhibit 2. All capitalized terms appearing in this section entitled "Description of the Operating Agreement of the Company" shall have meanings set forth in the Operating Agreement.

General
Currently, all of the Company's operations are conducted through, our Class A member, Fundrise Fund LLC, in its capacity as Manager. The Manager currently owns 100% of the Class A Membership Units, which is equal to 100% of all membership interests outstanding, or its "Percentage." The Company currently has no Class B Membership Units outstanding.

Purposes, Business and Management
The Company was organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful businesses not specifically stated in the Operating Agreement. Without the written consent of the Class A member, the Company will not engage in any business other than the ownership, renovation, redevelopment, management and operation of the Property.

Management, Voting and Governance
Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not, be a member), who shall be selected by the Class A member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A member. The Class B members will not have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A member. Whenever the Operating Agreement or law calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of the Class A member.

Additional Funds
In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, if required by the Manager, then the members shall be required, on a *pro-rata* basis, to make additional capital contributions to the Company (the "Required Amount"). In the event any member fails to fund its proportionate amount of the Required Amount, then the other members may (but shall not be required to) contribute such capital on behalf of the defaulting member (if more than one such other member desires to make such contribution, they shall do so in proportion to their percentages). Such capital shall be deemed a loan from the contributing member(s) to the defaulting member bearing interest at most of fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow to the defaulting member (before any distributions are made to the defaulting member).

Distributions of Cash Flow and Liquidation of Assets
All Cash Flow will be distributed and applied by the Company in the following order of priority: (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the Interest Holders, *pro-rata* and *pari passu*, the outstanding principal amount of any loan made by any Interest Holder to the Company; then (iii) to the Interest Holders in proportion to their adjusted capital balances, until their remaining adjusted capital balances have been paid in full; then (iv) to the Interest Holders on a *pari passu* basis in proportion to their percentage.

Allocation of Profits and Losses
After giving effect to the allocations and/or adjustments required by the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Interest Holder which has previously been allocated losses which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each such Interest Holder is equal to the cumulative amount of losses which have been allocated to such Interest Holder (allocated to the Interest Holders in proportion to their respective Unrecovered Losses); (ii) second, to the Interest Holders proportionate to their percentages.

Losses will be allocated to the Interest Holders (i) first, in accordance with their positive capital account balances, on a *pro-rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentages.

Exculpation and Indemnification of Manager
The Operating Agreement generally provides that no member will have any personal obligation for any debts, obligations or liabilities of the Company and that no member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the members, except if the member engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each member to the fullest extent permitted by law for any act performed by the member with respect to Company matters, except in the case of action or failure to act by a member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney
Each member appoints the Manager as the member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Restrictions on Transfer
The Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of

no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for drag-along rights.

Dilution of Members
In the event the Manager elects to admit a person as a new member in the Company, the percentage interest of all of the Class A members and Class B members shall be diluted on a pro-rata basis in order to provide percentage interests to the new member; provided that the percentage interest of the Class A member shall never be diluted below one percent (1%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a person as a new member in the Company.

Right of Repurchase
The Operating Agreement provides that the Company may elect to repurchase all, but not less than all, of the Units of the Company at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Manager. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice the Members of its decision to repurchase the Units.

Amendment of the Operating Agreement by Manager
The Operating Agreement may be modified or amended (i) with the consent of the Class A member and a majority of the Class B members, or (ii) solely by the Class A member, provided that, except with respect to certain modifications set forth in the Operating Agreement, any such amendment solely by the Class A member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting
The Manager will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Manager will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Interest Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties
Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law.

Dissolution
The Class A member may dissolve the Company at any time without the consent of the Class B members. Upon dissolution of the Company, the Manager shall wind up the Company's affairs.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the Manager, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The website is owned and operated by Popularise LLC and Fundrise LLC, affiliates of the Manager and the Company. In exchange for providing the portal and information management tool, Fundrise, LLC or its assigns, who shall also be an affiliate of the Company, shall not receive any fee or commission.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 to Fundrise Fund Manager, LLC and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in Maryland, Washington DC and Virginia securities regulatory bodies and such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interests are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

No Escrow

The proceeds of this Offering will not be escrowed.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor or do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i) copies of all of our material contracts; and

(ii) an opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 1519 Connecticut Avenue, NW, Suite 200, Washington DC 20036, (202) 584-0550.

INDEX TO FINANCIAL STATEMENTS

Balance Sheet - Fundrise Fund LLC Consolidated as of 10/31/2011			
	Month Ending Before Adjustment & Eliminations	Adjustment & Eliminations	Consolidated
	10/31/2011	10/31/2011	10/31/2011
Assets			
Current Assets			
Cash and Cash Equivalents			
10007 - BBT xx7883 - Fundrise Fund	127,495.00	-	127,495.00
10008 - BBT xx8529 - 1351 H St	5,000.00	-	5,000.00
Total Cash and Cash Equivalents	132,495.00	-	132,495.00
Accounts Receivable, Net			
Accounts Receivable			
10109 - Other Accounts Receivable	14,614.68	-	14,614.68
10110 - Due from Inter-Entity	5,000.00	(5,000.00)	-
Total Accounts Receivable	19,614.68	(5,000.00)	14,614.68
Total Accounts Receivable, Net	19,614.68	(5,000.00)	14,614.68
Other Current Assets			
10553 - Work in Progress - Interest Expense	1,456.60		1,456.60
Total Other Current Assets	1,456.60	-	1,456.60
Total Current Assets	153,566.28	(5,000.00)	148,566.28
Fixed Assets, Net			
Fixed Assets			
10501 - Land	488,813.00		488,813.00
10502 - Building	336,187.00		336,187.00
Total Fixed Assets	825,000.00	-	825,000.00
Total Fixed Assets, Net	825,000.00	-	825,000.00
Investments			
Long Term Investments			
10801 - Investment in 1351 H St	490,385.32	(490,385.32)	-
Total Long Term Investments	490,385.32	(490,385.32)	-
Total Investments	490,385.32	(490,385.32)	-
Other Assets			
Other Assets			
10702 - Deferred Financing Fees / Loan Costs	32,614.00		32,614.00
10707 - Purchase Deposit	-		-
Total Other Assets	32,614.00	-	32,614.00
Total Other Assets	32,614.00	-	32,614.00

Total Assets	$ 1,501,565.60	$ (495,385.32)	$ 1,006,180.28
Liabilities and Equity			
Liabilities			
Current Liabilities			
Accounts Payable			
20110 - Due to Inter-Entity	30,000.00	(5,000.00)	25,000.00
Total Accounts Payable	30,000.00	(5,000.00)	25,000.00
Accrued Taxes			
20251 - Real Estate & Property Tax Payable	74.91	-	74.91
Total Accrued Taxes	74.91	-	74.91
Other Current Liabilities			
20321 - Interest Payable	1,464.19	-	1,464.19
Total Other Current Liabilities	1,464.19	-	1,464.19
Total Current Liabilities	31,539.10	(5,000.00)	26,539.10
Long Term Liabilities			
Loans			
20402 - LT Mortgage Payable - Permanent Finance	411,000.00	-	411,000.00
Total Loans	411,000.00	-	411,000.00
Total Long Term Liabilities	411,000.00	-	411,000.00
Total Liabilities	442,539.10	(5,000.00)	437,539.10
Member Equity			
Partners Equity			
30051 - Equity - Dan Miller	200,007.50	-	200,007.50
30052 - Equity - Ben Miller	200,007.50	-	200,007.50
30053 - Equity - Others	702,885.32	(490,385.32)	212,500.00
Total Partners Equity	1,102,900.32	(490,385.32)	612,515.00
Retained Earnings		-	
Total Retained Earnings	-	-	-
Net Income (Loss)	(43,873.82)	-	(43,873.82)
Total Member Equity	$ 1,059,026.50	(490,385.32)	568,641.18
Total Liabilities and Equity	$ 1,501,565.60	$ (495,385.32)	$ 1,006,180.28
See accompanying notes.			

[INSERT AUDITED FINANCIALS AND NOTES TO FINANCIAL STATEMENTS]

Date of this Preliminary Offering Circular: February [ ], 2012

* * * * * * * * * * * *

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2	Certificate of Formation
3	Second Amended and Restated Operating Agreement
4	Form of Subscription Package
11	Opinion of O'Melveny & Myers LLP*

* To be filed later by amendment.

Date of this Preliminary Offering Circular: February 23rd, 2012

SIGNATURES

The issuer has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia on February 23rd, 2012.

Fundrise 1351 H STREET, LLC

By: Its Manager, Fundrise Fund LLC
By: Its Manager, Fundrise Fund Manager, LLC

By: ______________________
Name: Benjamin S. Miller
Title: Manager of Fundrise Fund Manager, LLC

By: ______________________
Name: Daniel S. Miller
Title: Manager of Fundrise Fund Manager, LLC

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF FUNDRISE 1351 H STREET, LLC

a Delaware limited liability company

February 20, 2012

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT.

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF FUNDRISE 1351 H STREET, LLC

This Second Amended and Restated Operating Agreement (this "Agreement") is entered into as of the 20th day of February, 2012 (the "Effective Date"), by and between the person(s) designated as members of the Company on the books and records of the Company, as amended from time to time (collectively, the "Members").

Explanatory Statement

A. Fundrise 1351 H Street, LLC, a Delaware limited liability company (the "Company") was formed on September 12, 2011, pursuant to the Certificate of Formation filed with the Secretary of State of the State of Delaware.

B. The Members now wish to adopt this Agreement to set forth the terms and conditions by which the Company will be governed.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section I
Defined Terms

The following capitalized terms shall have the meanings specified in this Section I. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"Act" means the Delaware Limited Liability Company Act, and any successor statute, as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) the deficit shall be decreased by the amounts which the Member is obligated to restore pursuant to Section 4.4.2 or is deemed obligated to restore pursuant to Regulation Section 1.704-l(b)(2)(ii)(c); and

(ii) the deficit shall be increased by the items described in Regulation Sections 1.704-l(b)(2)(ii)(d)(4), (5), and (6).

"Adjusted Capital Balance" means, as of any day, a Member's total Capital Contributions less all amounts actually distributed to the Member pursuant to Section 4.1(c) below. If any Membership Unit is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Adjusted Capital Balance of the transferor to the extent the Adjusted Capital Balance relates to the Membership Unit transferred.

"Affiliate" means, with respect to any Person, any Person: (i) which owns more than twenty percent (20%) of the voting interests in the Person; or (ii) in which the Person owns more than twenty percent (20%) of the voting interests; or (iii) in which more than twenty percent (20%) of the voting interests are owned by a Person who has a relationship with the Person described in clause (i) or (ii) above.

"Agreement" is defined in the preamble.

"Approved Transfer of the Company" is defined in Section 6.5.

"Capital Account" means the account maintained by the Company for each Member in accordance with the following provisions:

(i) a Member's Capital Account shall be credited with the Member's Capital Contributions, the amount of any Company liabilities assumed by the Member (or which are secured by Company property distributed to the Member), the Member's distributive share of Profit and any item in the nature of income or gain specially allocated to such Member pursuant to the provisions of Section IV (other than Section 4.3.3); and

(ii) a Member's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Member, the amount of any liabilities of the Member assumed by the Company (or which are secured by property contributed by the Member to the Company), the Member's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Member pursuant to the provisions of Section IV (other than Section 4.3.3).

If any Membership Unit is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Membership Unit. If the book value of Company property is adjusted pursuant to Section 4.3.3, the Capital Account of each Member shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Regulation Section 1.704-1 (b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-l(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses (including fees paid to the Manager pursuant to Section 5.5.1) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Manager; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

"Certificate of Formation" means the Certificate of Formation of the Company which has been filed with the Secretary of State of the State of Delaware, as amended from time to time.

"Class A Member" means the Person identified as such on the books and records of the Company, and any assignee or transferee of such Person permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class A Member pursuant to the terms hereof.

"Class A Membership Units" refers to the units of interest in the Company held by the Class A Member, equal to a 100% Percentage Interest as diluted by the sale of Class B Membership Units.

"Class B Members" means the Persons identified as such on the books and records of the Company, and any assignee or transferee of such Persons permitted under the terms of this Agreement, and any other Person admitted to the Company as a Class B Member pursuant to the terms hereof.

"Class B Membership Units" refers to the units of interest in the Company held by the Class B Members, each equal to a 0.01% Percentage Interest, up to an aggregate number of units of interests equal to a 50% Percentage Interest.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Company" is defined in the preamble.

"Financial Rights" means a Person's rights to share in Profits and Losses of, and distributions from, the Company.

"Governance Rights" means all of a Person's rights as a Member of the Company other than Financial Rights and the right to assign Financial Rights.

"Investor" means any Person who purchases a Class B Membership Unit(s).

"Manager" means each Person who is listed as a manager of the Company in this Agreement, or who becomes a substituted manager of the Company as herein provided and who is listed as a manager in the books and records of the Company. For purposes of this Agreement and the management of Company affairs, the term "Manager" shall have the same meaning ascribed to the term "manager" under the Act.

"Member(s)" means each Person who is entering into this Agreement and is listed as a Member on the books and records of the Company, including the Class A Member and Class B Members, and any Person who subsequently is admitted as a Member of the Company.

"Membership Rights" means all of the rights of a Member in the Company, namely, a Member's Financial Rights and Governance Rights, including a Member's: (i) Membership Unit; (ii) right to inspect the Company's books and records; and (iii) unless otherwise limited by this Agreement, right to participate in the management of and vote on matters coming before the Company.

"Membership Units" means, collectively, the Class A Membership Units and the Class B Membership Units.

"Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Member in a manner consistent with the Regulations under Code Section 704(b).

"Negative Capital Account" means a Capital Account with a balance of less than zero.

"Percentage Interest" means, as to a Member, the percentage set forth after the Member's name on the books and records of the Company. as amended from time to time and as adjusted from time to time in accordance with Section 6 and in accordance with the acceptance by the Company of any Subscription Agreement, representing each Member's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"Person" means a natural person (age 18 or older), partnership (whether general or limited and whether domestic or foreign), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Positive Capital Account" means a Capital Account with a balance greater than zero.

"Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profit or Loss.

"Property" means that certain real property and the improvements thereon owned or to be owned by the Company having a street address of 1351 H Street, N.E., Washington, D.C.

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Repurchase Notice" is defined in Section 6.6.2.

"Repurchase Price" is defined in Section 6.7.1.

"Repurchase Right" is defined in Section 6.6.1.

"State" means the State of Delaware.

"Subscription Agreement" means any agreement between the Company and an Investor, by which such Investor subscribes for Class B Membership Units.

"Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign or otherwise transfer.

Section II
Formation and Name; Office; Purpose; Term

2.1. Organization. The Members have heretofore organized a limited liability company pursuant to the Act and have caused Certificate of Formation to be prepared, executed and filed with the State on or about June 13, 2011.

2.2. Name of the Company. The name of the Company is "Fundrise 1351 H Street, LLC."

2.3. Purpose. The Company is organized to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of certain real estate located at 1351 H Street, NW, Washington, DC, directly or indirectly, and to engage in any and all lawful businesses not required to be specifically stated in this Agreement or in the Certificate, for which limited liability companies may be formed under the Act. Without the written consent of the Class A Members, the Company shall not engage in any business other than the ownership, renovation, redevelopment, management and operation of the Property.

2.4. Term. The term of the Company began upon the acceptance of the Certificate of Formation by the State and shall be perpetual, unless its existence is sooner terminated pursuant to Section VII of this Agreement.

2.5. Powers. The Company shall have and may exercise all powers necessary or convenient to effect any or all of the purposes for which the Company is formed, including the power to acquire an estate or interest in property in its name.

2.6. Registered Office and Registered Agent. The name and address of the Company's resident agent in the State is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808. The principal business office of the Company shall be at 1519 Connecticut Avenue, NW, Suite 200, Washington, D.C. 20036, or such other location as is determined by the Manager from time to time.

2.7. Members. The name, class, number of units, and Percentage of each Member are set forth on the books and records of the Company, as amended from time to time.

Section III
Members; Capital; Capital Accounts; Guarantees

3.1. Capital Contributions.

3.1.1 Initial Capital Contributions. Upon the execution of this Agreement, the Members shall contribute to the Company cash in the amounts respectively set forth on the books and records of the Company.

3.1.2 Class B Members. From and after the date hereof, the Manager, on behalf of the Company, may in the Manager's sole discretion, from time to time, accept subscriptions for Class B Membership Units, in each case by execution and delivery of a Subscription Agreement and such other agreements and documents as the Manager may deem necessary and appropriate. Each subscriber to Class B Membership Units under this Section 3.1.2 may be admitted by the Manager on behalf of all Members as a Class B Member, provided that such subscriber or assignee, as applicable, shall in writing have accepted and adopted all of the terms and provisions of this Agreement.

3.2. Additional Funds.

3.2.1. No Additional Capital Contributions Required. Except as set forth in Section 3.2.2 below, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

3.2.2. Procuring Additional Funds. In the event the Company needs additional funds, the Manager shall first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties on such terms and conditions and with such security as the Manager may deem appropriate. In the event that all required additional capital is not obtained by the Company as aforesaid, if required by the Manager, then the Members shall be required, on a *pro-rata* basis, to make additional Capital Contributions to the Company (the "Required Amount"). In the event any Member fails to fund its proportionate amount of the Required Amount, then the other Members may (but shall not be required to) contribute such capital on behalf of the defaulting Member (if more than one such other Member desires to make such contribution, they shall do so in proportion to their Percentages). Such capital shall be deemed a loan from the contributing Member(s) to the defaulting Member bearing interest at fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing Member(s) from the available distributions of Cash Flow to the defaulting Member under Section 4.1 below (before any distributions are made to the defaulting Member under Section 4.1). The foregoing provisions of this Section are not intended to be for the benefit of any creditor or other person (other than a Member in his capacity as a Member) to whom any debts, liabilities, or obligations are owed by (or who otherwise have any claim against) the Company or any of the Members, and no such creditor or other person shall obtain any right under any such foregoing provision or shall by reason of any such foregoing provision make any claim in respect of any debt, liability, or obligation (or otherwise) against the Company or any of the Members. Further, in the event that all required additional capital is not obtained by the Company pursuant to the foregoing provisions, and in the event the lack of funds threatens the viability of the Company, the Manager agrees that it will promptly commence to market the Property for sale.

3.3. No Interest on Capital Contributions. No interest shall be paid on Capital Contributions.

3.4. Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any Capital Contribution.

3.5. Form of Distribution. If a Member is entitled to receive a distribution, the Company may distribute cash, notes, property or a combination thereof to the Member.

3.6. Capital Accounts. A separate Capital Account shall be maintained for each Member.

3.7. Loans. Any Member may, at any time, make or cause a loan to be made to the Company in any amount which the Company and the Member agree. Any such loan shall bear interest at the rate as described in Section 3.2.2.

Section IV
Profit, Loss and Distributions

4.1. Cash Flow. From time to time, and at the sole discretion of the Manager, Cash Flow shall be distributed and applied by the Company in the following order of priority:

(a) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Member; then

(b) to the payment, on a *pro-rata* and *pari passu* basis, of any outstanding principal amount of any loan made by any Member; then

(c) to the Members in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full; and finally

(d) to the Members on a *pari passu* basis in proportion to their Percentage Interest.

4.2. Allocation of Profit or Loss. After giving effect to the allocations and/or adjustments required by Section 4.3 hereof, Profits and Losses for any fiscal year shall be allocated as follows:

(a) Profits shall be allocated: (i) first, to each Member which has previously been allocated Losses pursuant to Section 4.2(b), below, which have not been fully offset by allocations of Profits pursuant to this Section 4.2(a)(i) ("Unrecovered Losses") until the cumulative amount of Profits allocated to each such Member pursuant to this Section 4.2(a)(i) is equal to the cumulative amount of Losses which have been allocated to such Member pursuant to Section 4.2(b), below, it being understood that Profits allocated pursuant to this subsection (i) shall be allocated to the Members in proportion to their respective Unrecovered Losses; (ii) second, to the Members proportionate with the cumulative amount distributed to such Member pursuant to Section 4.1(c), above; and (iii) third, to the Members in accordance with Section 4.1(d) above.

(b) Losses shall be allocated to the Members (i) first, in accordance with their positive Capital Account balances, on a *pro-rata* basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their Percentages.

(c) Notwithstanding Section 4.2(b) hereof and after application of Treasury Regulation Section 1.704-l(b)(2)(ii)(d), until the terms of the following sentence are satisfied, no such Losses shall be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year. Any Losses not allocated to a Member due to the foregoing limitation instead shall be allocated to the Members with positive Capital Account balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero.

4.3. Regulatory Allocations.

4.3.1. Qualified Income Offset. No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a *pro-rata* portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member before any other allocation is made of Company items for that taxable year, in the amount and in the proportions required to eliminate the excess as quickly as possible. This Section 4.3.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.3.2. Minimum Gain Chargeback. Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Member, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Member's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.3.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a *pro-rata* portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.3.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.3.3. Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Regulations thereunder, as well as Regulation Section 1.704-l(b)(2)(iv)(d)(3), income, gain, loss and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal tax purposes and its fair market value at the date of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder.

4.4. Liquidation and Dissolution.

4.4.1. If the Company is liquidated, the assets of the Company shall be distributed to the Members in accordance with the terms of Section 4.1.

4.4.2. No Member shall be obligated to restore a Negative Capital Account.

4.5. General.

4.5.1. Except as otherwise provided in this Agreement, the timing and amount of all distributions shall be determined by the Manager.

4.5.2. If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their then current book value (as reflected on the books and records of the Company), and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled.

4.5.3. All Profit and Loss shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer during the taxable year, the Profit or Loss shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss or proceeds attributable to any extraordinary nonrecurring items of the Company.

4.5.4. The Members are hereby authorized, upon the advice of the Company's tax counsel, to amend this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

Section V
Management: Rights, Powers and Duties

5.1. Management.

5.1.1. Management. Except as otherwise provided herein, all powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) Manager (who may, but need not, be a Member), who shall be selected by the Class A Member. The Class A Member hereby appoints the Class A Member, Fundrise Fund LLC, as the initial Manager of the Company. The Members hereby also agree that the Manager shall have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with power to bind it. Every reference in this Agreement to the Manager shall mean and refer to any Person appointed Manager hereunder.

5.1.2. A Manager may be removed from office, and a new Manager may be elected or appointed, solely by the Class A Member.

5.2. Voting by Members.

5.2.1. The Class B Members shall not have voting rights or Governance Rights under this Agreement. As respects the Members, all voting rights and Governance Rights of the Members shall be held solely by the Class A Member. Whenever this Agreement or the Act calls for or requires a vote of the Members of the Company, such vote shall in all cases mean and refer to the vote of the Class A Member.

5.2.2. In lieu of holding a meeting, the Class A Member may vote or otherwise take action by a written instrument indicating the consent of the Class A Member. Copies of this written instrument shall be kept with the Company books and records.

5.3. Personal Services. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall be entitled to compensation for services performed for the Company. Upon substantiation of the amount and purpose thereof, however, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

5.4. Duties of Parties.

5.4.1. Each Member shall devote such time to the business and affairs of the Company as is necessary to carry out the Member's duties set forth in this Agreement.

5.4.2. Except as otherwise expressly provided in Section 5.4.3., nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or of any Affiliate of any Member, to conduct any other business or activity whatsoever, and no Member shall be accountable to the Company or to any other Member with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (or the rights of the Members' respective Affiliates) to maintain, expand or diversify such other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.4.3. Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertakings shall be at arm's length and on commercially reasonable terms.

5.5. Affiliate Services.

5.5.1. The Manager will receive fees in connection with its management obligations. As of the date of this Agreement, the Manager's fee schedule is as follows: (i) Acquisition: 1% of purchase price of the Property; (ii) Development: (A) $50,000 for the initial 12-month development of the Property, and (B) following the completion of the initial 12-month development period, 3.5% of total development costs spent on the Property thereafter; (iii) Leasing: 3% of base rent of initial term; 1% of base rent of renewal term; (iv) Sales: 1% of the sales price of the Property; (iv) Asset Management: 1% of the cash investment in the Property per year; (v) Refinancing: 1% of the amount of any refinancing of the Property.

5.5.2. The Company has engaged Fundrise, LLC, an affiliate of the Manager, as its online platform for securities offerings. Fundrise may receive commercially reasonable fees in connection with offerings.

5.5.3. The Company has engaged WestMill Capital Partners, LLC ("WestMill"), an affiliate of the Manager, for ongoing asset management. WestMill may receive fees at the prevailing market rate.

5.5. Liability and Indemnification.

5.5.4. No Member shall have any personal obligation for any debts, obligations or liabilities of the Company, whether such debts, obligations or liabilities arise in contract, tort or otherwise, solely by reason of being a member, manager, employee or agent of the Company. A Member shall not be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the Members, except if the Member engaged in gross misconduct, fraud, or criminal activity.

5.5.5. The Company shall indemnify each Member to the fullest extent permitted by the Act for any act performed by the Member with respect to Company matters, except in the case of action or failure to act by a Member which constitutes gross misconduct, fraud, or criminal activity.

5.5.6. The Manager shall be required to discharge its duties under this Agreement in accordance only with its business judgment. The Manager makes no representation or warranty, and there is no guarantee, that the Company will be financially successful or that its securities will increase in value or maintain their value. Furthermore, there is no guaranteed distribution or rate of return and no guarantee as to the existence or amount of any earnings from the Company's investments or any proceeds that may be obtained on disposition thereof. The Manager shall not be liable to the Company or to any Member for, and the Company and each Member hereby waive any and all claims that may arise from, any act or failure to act of the Manager if such act or failure to act is based upon the business judgment of the Manager, except if the Manager engaged in fraud or gross negligence. It is the intent of the parties that this Section shall be binding to the maximum extent permitted by law.

5.6. Power of Attorney.

5.6.1. Each Member constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Member's name, place and stead, to make, execute, sign, acknowledge, and file:

(i) all documents (including amendments to the Certificate of Formation and to this Agreement and the books and records of the Company) which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement (provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 below, the same does not materially and adversely affect (1) the rights and obligations of the Members hereunder or (2) the economic terms of this Agreement);

(ii) any and all other certificates or other instruments required to be filed by the Company under the laws of the State or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State;

(iii) one or more fictitious or trade name certificates; and

(iv) all documents which may be required to dissolve and terminate the Company and to cancel its Certificate of Formation.

5.6.2. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the transfer of a Membership Unit, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.7 Waiver of Fiduciary Duties. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the Members or their respective Affiliates. Further, the Members hereby waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such waiver, may be implied by law, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement.

Section VI
Transfer of Membership Units and Withdrawals of Members

6.1. Transfers.

6.1.1. No Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member, and no Member may Transfer all, or any portion of, or any interest or rights in, any Membership Unit, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under Section 6.3 below, to a person or entity that is not a Member (collectively, "Transferees").

6.1.2. The Transfer of any Membership Rights or Membership Units to a Transferee will not be valid until the transferor and Transferee have executed and acknowledged such other instruments as the Manager may deem necessary or advisable to effect the admission of such Transferee as a Member in accordance with the provisions of applicable law, including without limitation, the written acceptance and adoption by such person of the provisions of this Agreement.

6.1.3. The Transfer of any Membership Rights or Membership Units in violation of the prohibitions contained in this Section 6.1 shall be deemed invalid, null and void, and of no force or effect.

6.1.4. Any Person to whom Membership Rights are attempted to be transferred in violation of this Section 6.1 shall not be entitled to receive distributions from the Company or have any other rights in or with respect to the Membership Rights.

6.1.5. Each Member hereby acknowledges the reasonableness of these prohibitions in view of the purposes of the Company and the relationship of the Members.

6.2. Resignation. No Member shall have the right or power to resign from the Company.

6.3. Dissolution, Death or Disability. Upon the dissolution, death or permanent total disability of a Member, (a) the Company shall not dissolve, and (b) the estate or legal representative of a deceased or disabled Member or his designated heir(s), or the successor of a dissolved Member, shall thereupon become a Member in accordance with Section 6.1.2 above. In the event of such dissolution, death or disability of a Member, the successor Member(s), if any, in addition to the other Members of the Company, shall have the right to receive all dissolution proceeds otherwise distributable to the affected Member pursuant to Sections 4.4 above and 7.1 below.

6.4. Dilution for New Members. Following the completion of the offering of the 5,000 Class B Membership Units, in the event the Manager elects to admit a Person as a new Member in the Company, the Percentage Interests of all of the Class A Member and the Class B Members shall be diluted on a *pro-rata* basis in order to provide Percentage Interests to the new Member; provided that the Percentage Interest of the Class A Member shall never be diluted below one percent (1%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a Person as a new Member in the Company.

6.5. Drag Along Rights. In the event the Manager approves a Transfer of all of the Membership Units of the Company or all or substantially all of its assets, and in connection therewith it is determined by the Manager that the Transfer is fair from a financial point of view to the Members (an "Approved Transfer of the Company"), the Members shall consent to and raise no objections to the Approved Transfer of the Company and (i) if the Approved Transfer of the Company is structured as a sale of Membership Units, the Members shall agree to sell all of their Membership Units on the terms and conditions approved by the Manager, (ii) if the Approved Transfer of the Company is structured as a merger, consolidation or other reorganization, the Members shall vote in favor thereof (to the extent they are entitled to vote) and shall not exercise any dissenters' rights of appraisal they may have under Delaware law, and (iii) if the Approved Transfer of the Company is structured as a sale of all or substantially all of the assets of the Company, the Members shall vote in favor thereof (to the extent they are entitled to vote) and shall not exercise any dissenters' rights of appraisal they may have under Delaware law. Each Member shall use his/her/its best efforts to cooperate in the Approved Transfer of the Company and shall take any and all necessary and desirable actions in connection with the consummation of the Approved Transfer of the Company as are reasonably requested by the Manager, including, but not limited to, the provision of reasonable and customary representations and warranties; provided, however, that no Member shall be required to incur any out-of-pocket expenses in connection with such Approved Transfer of the Company which are not reimbursed by the Company; and provided, further that no Member shall be required to make any representations and warranties in connection with any Approved Transfer other than representations and warranties as to (A) such Member's ownership of his/her/its Membership Unit(s) to be Transferred free and clear of all liens or other encumbrances and (B) such Member's power and authority to effect such Approved Transfer. The obligations of each Member with respect to the Approved Transfer of the Company are also subject to the satisfaction of the following conditions: (i) upon the consummation of the Approved Transfer of the Company, all of the Members shall receive the same form and amount of consideration for the Membership Unit(s) as all other holders of the same class of Membership Unit but taking into consideration the manner in which the Company distributes Cash Flow and assets as set forth in Sections 4.1 and 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to such Approved Transfer of the Company and the amount such Member would receive if the resulting net proceeds were distributed to all of the Members), and (ii) the price per Membership Unit shall be payable in cash or freely tradeable securities.

6.6. Company Repurchase Option.

6.6.1. At any time, the Manager may, in its sole discretion, cause the Company to repurchase all, but not less than all, of the Membership Units held by the Members (the

"Repurchase Right") at the Repurchase Price determined pursuant to Section 6.7.

6.6.2 In the event that the Manager determines to cause the Company to exercise its Repurchase Right, the Company shall, within fifteen (15) business days of such determination, send written notice (the "Repurchase Notice") to the Members stating (i) that the Company is exercising its Repurchase Right, and (ii) the identity of the appraiser engaged by the Company to determine the Repurchase Price pursuant to Section 6.7.

6.6.3 The Repurchase Price shall be payable in four (4) equal, consecutive quarterly installments by the Company to the Members, with the first quarterly payment becoming due ninety (90) days following the date on which the Company sends the Repurchase Notice to the Members.

6.7 Repurchase Price.

6.7.1 As to each Member, the "Repurchase Price" shall mean the "fair market value" of the Company multiplied by a fraction, the numerator of which shall be the Membership Units in the Company owned and to be sold by the Member, and the denominator of which shall be the total Membership Units in the Company issued and outstanding and owned by all of the Members, taking into consideration the manner in which the Company makes distributions pursuant to Section 4.4 (i.e., the amount each Member would receive if all of the assets of the Company were sold by the Company for an amount equal to the "fair market value" of the Company and the amount such Member would receive).

6.7.2 The Manager, in its sole discretion, shall appoint an appraiser to determine the "fair market value" of the Company, which shall be final and binding on all parties. Any appraiser appointed shall (i) have not less than ten (10) years experience appraising companies owning property similar to the Property, (ii) be a recognized MAI appraisal company, consulting firm, investment banking firm, accounting firm, or bank, and (iii) have no prior professional relationship with the Company, the Manager, or their respective Affiliates. The fees and other costs of the appraiser shall be borne by the Company. The Company shall provide the appraiser with full access to financial and other data, all of which the appraiser shall hold in confidence to the extent reasonably requested by the Company.

6.7.3 All appraisals required by this Section 6.7 shall be prepared and submitted to the Members within sixty (60) days after the appraiser is engaged.

Section VII
Dissolution, Liquidation and Termination of the Company

7.1. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. when the period fixed for its duration, if any, in Section 2.4 has expired; or

7.1.2. upon the affirmative vote of the Class A Member; or

7.1.3. upon any act causing dissolution and/or termination under the Act unless inconsistent with the provisions of this Agreement lawfully providing to the contrary, or upon the entry of a decree of judicial dissolution with respect to the Company.

7.2. Procedure for Winding Up and Distribution. If the Company is dissolved, the Manager shall wind up its affairs. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, including Members who are creditors, in satisfaction of all liabilities of the Company, and second, to the Members in accordance with Section 4.4 of this Agreement

Section VIII
Books, Records, Accounting and Tax Elections

8.1. Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business, as required by the Act. These books and records shall be maintained in accordance with sound accounting principles and practices and shall be available at the Company's principal office for inspection and copying by any Member at any and all reasonable times during normal business hours at such Member's expense.

8.3. Annual Accounting Period. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4. Reports. Within ninety (90) days after the end of each taxable year of the Company, the Manager shall cause to be sent to each Person who was a Member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Manager shall use its commercially reasonable efforts to cause to be sent to each Person who was a Member at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Member's income tax returns for that year; provided, however, that the Manager may opt to file an extension for an October tax filing and may delay delivery of materials to Members accordingly. At the request of any Member, and at the Member's expense, the Members shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member. The Members shall also comply with all State reporting requirements set forth in the Act.

Section IX
General Provisions

9.1. Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. Notifications. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a "Notice") required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, by FedEx, or by email. A Notice must be addressed to a Member at the Member's last known address on the records of the Company. A Notice to the Company must be addressed to the Company's principal office. A Notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A Notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by Notice to all of the others, substitute addresses or addressees for Notices; and, thereafter, Notices are to be directed to those substitute addresses or addressees.

9.3. Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement by any Member, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach. No Member shall be entitled to seek specific performance or other equitable remedies in connection with the Company's decision to pursue, continue or abandon any real estate project.

9.4. Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty. This Agreement may be modified or amended (i) with the consent of the Class A Member and a majority of the Class B Members and Class C Members, or (ii) solely by the Class A Member, provided that, except with respect to a modification to this Agreement required pursuant to Section 6.4 above, any such amendment solely by the Class A Member shall not materially and adversely affect (1) the rights and obligations of the Members hereunder or (2) the economic terms of this Agreement (except if all Members are treated the same on a proportionate basis). Any such modification or amendment to this Agreement may be signed by the Manager under the terms of Section 5.6 above.

9.5. Applicable Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

9.6. Section Titles. The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.7. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.8. Jurisdiction and Venue. Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States District Court Eastern District of Virginia of the Circuit Court for Fairfax County, Virginia. All Members hereby consent to the exercise of personal jurisdiction with respect to any such proceeding.

9.9. WAIVER OF TRIAL BY JURY. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

9.10.Damages. In no event shall any Member, including any Member acting it the capacity of Manager, be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its members, managers, officers, employees, agents, representatives, and employees to any Member under this Agreement for any claims, costs, damages, losses, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the amount of such Member's Adjusted Capital Balance.

9.11.Attorney Fees. In connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

9.12.Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.13. Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.14. Counterparts. This Agreement may be executed simultaneously in two or more counterparts (including facsimile and PDF), each of which shall be deemed an original, and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart

9.15. Estoppel Certificate. Each Member shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's knowledge, that (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof.

If the certificate is not received within that ten (10) day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in Section 5.6.

9.16. <u>Investors' Representations and Acknowledgement of Risk</u>. Each Member warrants and represents to the Manager that he or she:

9.13.1. Has received, reviewed, and understood the Company's Offering Circular and the undersigned has relied on nothing other than the Offering Circular, this Agreement, and any associate subscription agreement in deciding whether to make an investment in the Company;

9.13.2. Has received and reviewed certain business and financial information concerning the Company and any other documents requested by the Member in connection with his/her/its investment in the Company and his/her/its attorneys and accountants have been offered an ample opportunity to review such information;

9.13.3. Is a sophisticated investor possessing an expertise in analyzing the benefits and risks associated with acquiring investments that are similar to the investment in the Company;

9.13.4. Understands the risk involved with the Company's Business, including the risk of loss of such Member's entire investment;

9.13.5. Understands that there is no guarantee that the Company will be financially successful or the value of such Member's position in the Company will appreciate or maintain its value;

9.13.6. Has sufficient financial resources so that he/she/it can hold its securities indefinitely or could, without affecting his/her/its ability to satisfy his/her/its financial needs and personal contingencies, afford a complete loss of his/her/its investment;

9.13.7. Has carefully read, reviewed and is familiar with this Agreement;

9.13.8. Has carefully reviewed the Risk Factors identified therein and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

9.13.9. Is aware that there is no public market for the Class B Units or the Class C Units, that it is not intended that such a market will develop, and that it will not be possible to readily liquidate this investment;

9.13.10. Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor; and

9.13.11. Will complete and sign a Subscription Agreement and, by so doing, will be deemed also to have executed this Agreement.

(Signatures begin on next page)

IN WITNESS WHEREOF, the Sole Member has executed, or caused this Agreement to be executed as of the date set forth hereinabove.

SOLE MEMBER:

FUNDRISE FUND LLC

By: Fundrise Fund Manager, LLC
its Manager

By: ______________________
Name: Benjamin S. Miller
Title: Manager

By: ______________________
Name: Daniel S. Miller
Title: Manager